Trombly Business Law
                                                     1163 Walnut Street, Suite 7
                                                                Newton, MA 02461
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com

September  16,  2005

Delivered  by  electronic  submission  via  EDGAR,  and  US  Mail

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:     Ms.  Pamela  A.  Long

     Re:     Xtreme  Companies,  Inc.
          Registration  Statement  on  Form  SB-2
          Filed  August  24,  2005
          Amendment No. 1 to Registration Statement on Form SB-2 Filed August 25, 2005
          File  Number:  333-127825

Dear  Ms.  Long:

I am securities counsel for Xtreme Companies, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement No. 333-127825, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 15, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General
-------

Comment 1. We note that it appears you have had a change in accountants from Michael Johnson & Co. LLC to Jaspers + Hall, PC. It does not appear, however, that you have filed a Form 8-K to disclose information related to this change. Please file an Item 4.01 Form 8-K as soon as possible. For guidance on this issue, please se Item II.P.1 of our Current Accounting and Disclosure Issues updated March 4, 2005 on our web site at:
     http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P729_125588.

Response  1.     The  Company  filed  an 8-K regarding the change in auditors on
September  15,  2005.

Comment  2.     Please  be  advised  that  following  the  effectiveness of your registration  statement,  you  must  file  a  prospectus  supplement:
- whenever you exercise the right to put shares to Preston Capital under the standby Investment Agreement; and
- to reflect changes in selling security holder information, including sales of material amounts of securities.

Response  2.     The  Company  will  comply  with  the  Staff's  comment.

Risk  Factors,  page  4
-----------------------
We  may  not  be  able  to  raise  sufficient  funds  page  7
-------------------------------------------------------------

Comment  3.     Please update the assumed offering price of your stock, here and throughout your document, to reflect the amount stated on the cover to the registration statement.

Response  3.     The  Company  has  complied  with  the  Staff's  comment.

Selling  Securityholders,  page  10
-----------------------------------

Comment 4. We note your response to our comment 7 of our letter dated August 11, 2005 but do not see where you made this change. Footnote 3 to the beneficial ownership table describes 1,700,000 shares currently held by Dutchess Private Equities Fund as well as debentures convertible into 3,306,666 shares of common stock. Taken together, it appears that if Dutchess Private Equities Fund converted all of its debentures into common stock, it would hold 5,006,666 shares of common stock, rather than the 5,402,667 shares that the table states are being offered by this shareholder. In that regard, we reissue comment 7 of our letter dated August 11, 2005.

Response  4.     The  Company  has  complied  with  the  Staff's  comment.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,


                              /s/  Amy  M.  Trombly

                              Amy  M.  Trombly
                              Counsel  for  Xtreme  Companies,  Inc.

cc:     Xtreme  Companies,  Inc.